



Company Name	The Town Kitchen

Logo



Headline	Feed your team, nourish your community

Cover photo



**Hero
Image**



Tags   Social Impact, Food, Restaurants, Community

**Pitch
text**

Summary

- Corporate catering elevating local communities
- Focus on foster and re-entry youth personal & professional development
- Public Benefit Corporation
- Revenue above $1.1M in 2018 with 82% year-over-year growth
- 40B+ industry market
- 40%+ return of gross margins on every order

Problem

Unequal access means Unequal opportunity

Young adults in the foster and re-entry populations lack access to training programs and meaningful jobs that can develop their professional and personal skills. Without these opportunities, they miss out on key professional developmental milestones like getting a promotion, achieving goals, or simply holding down a job.

How can we build a world in which a foster youth from East Oakland has the same opportunity as a high school graduate from Palo Alto?

We can! We're using a productive business model that fuels these development opportunities, expands access to opportunities while teaching valuable business skills.

Solution

Growing communities through food

The Town Kitchen handcrafts and delivers delicious catered meals by helping foster and re-entry individuals explore their untapped potential. We believe that communities grow together, so we provide these individuals the experience, exposure and access to new opportunities to help grow themselves and their communities



Product

The Town Kitchen provides B2B, chef crafted meals, while employing at-risk youth.

- Culinary-inspired, locally-sourced menus
- Full-service Food & Beverage 'amenity in a box'
- Partnership Driven Impact


Simple. Transparent. An office manager's dream.
Plan
Track
Enjoy
Box Lunches for Week of January 21st.
Your food delivery is on the way.
the town KITCHEN

Traction

82% year-over-year growth

Businesses love using The Town Kitchen for their food and beverage needs as it allows them to create broader community impact while servicing their employee needs.

We've experienced a yearly growth of 82% from 2017-2018, with a total revenue of $1.1M+ in 2018.


1,200,000
1,000,000
800,000
600,000
400,000
200,000
-
2017
2018
82%
Y-over-Y Growth
$1.1M
2018 Total Revenue
49%
2019 YTD Gross Margins
4X
Average Order Size Vs. Competition

Customers

Customers are inspired by our social mission



Empowering local youth helps the community...
...and **our bottom line.**

- Increases employee retention **(70%+)**

- Empowers client ambassadors **(85 NPS)**

- Helps win new business **(81% YOY)**

      

 

"Working with The Town Kitchen gave me one less thing to stress about when it comes to event planning. There hasn't been a single ask that was too out of the ordinary that they couldn't accommodate, from last minute catering requests to onsite assistance for a full-service meal. It's definitely a great feeling to know I have a reliable source for my catering needs, but it's an even greater feeling to work with a team that's community-driven."

Vanessa S., People Operations at Tally

 

We love supporting the The Town Kitchen and their innovative way of integrating underserved youth into meaningful work opportunities.

Angie M. Program Director, One World Training


I was able to book the Town Kitchen for several of our business meetings, the feedback has always been extremely positive when it comes to great tasting food. They offer a wide range of options, with a menu that never seems to lack creativity and some of the best flavors I have ever tasted from a catered breakfast and lunch.
Gina W. CA-Based Healthcare Non-Profit

Business Model

Diverse menu options for every catering need

Our revenue comes directly from the catering orders our clients place, averaging **45% gross margin with average order size exceeding $1,500.** We also operate two cafe locations that provide a consistent & growing channel for us as well as another way for us to offer development for our youth staff.

Customers have the option of signing up for a weekly lunch program **(34% of YTD Revenue)** with us, or just ordering as needed. We offer breakfast, lunch, and a selection of appetizers to service every time of day our customers might need to feed their teams.

We source our ingredients and food products from local women & minority owned businesses, helping elevate another underrepresented community.


Hors d'oeuvres
Priced by the Piece, 40 Piece Minimum per Selection
GREEK SALAD SKEWERS $3
tomato, feta cheese, cucumber [allergens: dairy]
Minimum 40 items required
SEARED POLENTA CAKES $3
smoked paprika "aioli", micro herbs [allergens: soy]
Minimum 40 items required
MINI CUBANO SLIDERS $5
dijon, ham, roasted pork [allergens: egg, wheat]
Minimum 40 items required
TUNA TARTAR $4
cucumber, dill creme fraiche, herbs [allergens: dairy, fish]
Minimum 40 items required
MINI BLT $3
sourdough toast, nueske's bacon, beefsteak tomato [allergens: wheat]
Minimum 40 items required
SEARED RISOTTO CAKES $3
basil "aioli", fried onion [allergens: none]
Minimum 40 items required



the town KITCHEN
More than A Food Delivery Company
Elevating Minority and Women Owned Suppliers
Empowering Untapped Potential of SF Bay Youth
Impacting 500 Individuals Lives
Growing with large drop sizes and healthy Gross Margins
SOLIDARITEA
RED BAY COFFEE
MARIPOSA
artisan-crafted - gluten-free
NUMI
ORGANIC TEA













Market

Corporate catering on the rise

This $40B market is expected to grow by 20% over the next 5 years. There's huge potential to create community impact by tapping into this market with an easy-to-order, plug-and-play menu that serves local business while also having an impact on the community. As food becomes integrated into workplace amenities and team culture, we expect to continue seeing significant growth in the market size.



the town KITCHEN
On-demand corporate catering services is a large market opportunity.
$40B
On-Demand Corporate Food Market
20%
Market CAGR over next 5 years
Source:
Statista 2018

Competition

Business catering with a social mission

No other player in the corporate catering space can claim to have both a chef driven menu (**controlled production and supply chain**), in addition to a social mission. Consumers are looking to make a difference with their dollars. **We're not asking our customers to change their behavior** to make a positive impact on their communities, **simply to change their vendor.**



Vision

On track to expand to top 25 metros



If we reach our stretch goal of $3M with this round (seeking $1.07M on Republic as well as additional investments), we'd be able to fund operations through 2021 and grow into other West Coast Cities. We'd also be able to expand to **5 redistribution centers** in the Bay Area, averaging **4,300 meals a day**.

Investors

We've raised $1.4M in equity to date from various early stage, mission-oriented investors






Team



| Eric Quick | Investor, CEO | Eric has thirty years' experience in operations management in foodservice, retail, e-commerce, technology and manufacturing. Eric has held senior leadership positions with notable companies including McDonald's, Disney, Safeway and Revolution Foods. |



| Jefferson Sevilla | Founder & Chief Impact Officer | Before founding The Town Kitchen Jefferson held the role of Executive Sous Chef at the Google San Francisco campus. He was also the Executive Chef for SpoonRocket and helped establish the growth into the Seattle and San Diego markets. |

	Jessica Mogardo	Head of Culinary	Jessica is veteran hospitality industry professional with over 15 years experience in 4-star hotels, multi-unit restaurant groups and high-volume manufacturing.
	Trevor Fleshman	Head of Product	After finishing a five year stint with another corporate lunch company, EAT Club, Trevor joined The Town Kitchen. He focuses on developing the companies various business channels as well as managing the network of local business partners.
	Charles Mackie	Order Specialist	
	Edgar Bustos-Ortiz	Order Specialist	
	Elijah Cyrus	Delivery Supervisor	
	Eric Corona	Kitchen Team	
	Haydee Garcia	Kitchen Team	
	Javier Bustamante	Kitchen Team	
	Jose Rivera	Kitchen Supervisor	
	Julien Modeliste	Order Specialist	
	Julio Naranjo	Kitchen Team	
	Laura Velazquez	Order Specialist	

	Marcelo Montiel	Kitchen Team
	Sandra Jeronimo	Kitchen Team
	Olaf Ponce	Kitchen Team
	Maria Eugenia Arrendondo Agaton	Kitchen Team
	Santiago Torres	Kitchen Team
	Princeton Maharam	Head Barista
	Frances Smith	Manager of Cafe Experiences
	Lindsey Zimmer	Growth Development Representative
	Renee Schouten	Event Coordinator
	Tristin Riggins-Walker	Order Specialist
	Kyara Banks	Order Specialist
	Josh Caceros	Order Specialist

	Maria Rodriguez	Account Management	
	Nate Lopez	Head of Culinary Production	Experienced product development manager with a successful track record in the food & beverages industry. Skilled in product development, marketing and sales, operational efficiency, procurement, project management and people development.

Perks

$250	Shoutout on our social media channels (with your consent)
$500	Receive all of the above + The Town Kitchen t-shirt
$1,000	Receive all of the above + 1 year of free coffee at either of The Town Kitchen cafe's (in Oakland, CA)
$10,000	Receive all of the above + an invitation to a group dinner prepared by our own Chopped Champion Jessica Mogardo (transportation not included)

FAQ

What's your exit strategy?

Our exit strategy is continuing to be evaluated based on business growth and competitive landscape. There are no plans in the next 12-18 months to exit, but organization will evaluate when these opportunities arise.

What will the funds be used for?

Our primary focus is to expand throughout the Bay Area, opening five redistribution centers over the next few years.

What is the company's structure and fundraising history?

Companies structure is a PBC or Public Benefit Organization in Delaware. A Public Benefit Organization is a for profit structure that protects our mission regardless of how the ownership evolves. We've raised $1.4M in equity to date.

How do you support local and organic food?

One of the key pillars of our business is to support local women and minority owned businesses. We partner with small businesses to purchase their finished components to be featured in our catering services. You can find a comprehensive list of our valued partners on this page on our website!
We also utilize our access to the wide variety of fresh fruits and vegetables produced in the area surrounding the Bay Area. Purchasing direct from organic farmers is part of our 2020 roadmap.

How are you helping your community?

Oakland and the Bay Area in general have consistently been highlighted in the news recently as an unfortunate case study in what gentrification can do to communities. We're focusing on helping individuals who've experienced homelessness, incarceration, or have been a part of the foster care system with opportunities for living wage jobs and training to support their development. Additionally, our head quarters located in East Oakland, is a part of a larger community center focused on providing an anchor to the neighborhood that provides services of all kinds. We have youth programs, senior programs, immigrant & refugee programs, as well as support for homeless and people who are experiencing domestic violence. We hope to do our part in creating a positive environment for the members of our community to grow!